

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 13, 2015

Benjamin Gordon
Chief Executive Officer
Cambridge Capital Acquisition Corporation
525 South Flagler Drive, Suite 201
West Palm Beach, FL 33401

> **Re:** **Cambridge Capital Acquisition Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 3, 2015**
> **File No. 001-36229**

Dear Mr. Gordon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Ability's Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 151

1.   We note your revised disclosure in response to comment 21; however, please expand your discussion to explain the nature and term of these projects and provide greater context to inform the reader of the company's future prospects with these or similar projects.

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Financial Statements As of June 30, 2015

Note to Condensed Consolidated Interim Financial Statements

Note 1 – General, page F-36

2.      We note your response to comment 23. Please expand you disclosure to include the significant judgements, assumptions and key considerations you identified in your response regarding your involvement with ASM and your conclusion on the consolidation of this VIE. Refer to ASC 810-10-50-2AA and ASC 810-10-50-3(d) and revise. Similarly, please revise your disclosures on page F-49.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Celeste M. Murphy for

                                                Larry Spirgel
                                                Assistant Director
                                                AD Office 11 – Telecommunications

cc:     Jeffrey M. Gallant
        Graubard Miller